DMK ADVISOR GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2026

This report is filed in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **Public Document**

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___04/1/2025___ AND ENDING ___03/31/2026___
(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _DMK Advisor Group, Inc._

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
17961 Hunting Bow Circle, Suite 102
_____
(No. and Street)

Lutz   FL   33558-5374
_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Cherry Bekaert
_____
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd Suite 700   Denver   CO   80237
_____
(Address)   (City)   (State)   (Zip Code)

_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold Schwartz_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DMK Advisor Group, Inc._____, as of June 29_____, 2026____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Hal Schwartz*

BOX SIGN   132VL5Q4-4QWX3WL9

Title: CEO

This filing contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
DMK Advisor Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DMK Advisor Group, Inc. (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cherry Bekaert LLP

We have served as DMK Advisor Group, Inc.'s auditor since 2026.

Denver, Colorado
June 29, 2026

DMK ADVISOR GROUP, INC.

CONTENTS

DMK ADVISOR GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2026

ASSETS

Cash and cash equivalents (Note 1)	$	279,185
Deposit with clearing broker		100,605
Due from clearing broker		33,171
Fixed assets at cost, net of accumulated depreciation of $3,472		21,528
Commission receivable non broker		108,104
Prepaid expenses		5,722
Right-of-use asset, net (Note 4)		87,110
Investment Account		65,532
Total assets	**$**	**700,957**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

Commissions payable	$	221,879
Accounts payable and accrued expenses		63,004
Deferred revenue		23,166
Operating lease liability (Note 4)		87,883
Total liabilities		395,932

COMMITMENTS AND CONTINGENCIES   (Notes 4 and 5)

SHAREHOLDERS' EQUITY (Note 3):

Common stock, par value $.001 per share; 800,000 shares authorized; 800,000 shares issued and outstanding	800
Additional paid-in capital	594,457
Retained earnings (accumulated deficit)	(290,232)
Total shareholders' equity	305,025
Total liabilities and shareholders' equity	**$ 700,957**

The accompanying notes are an integral part of this statement.

NOTE 1 - ***ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES***

<u>*Organization and Business*</u>

Stephen A. Kohn & Associates, Ltd., (the "Company") was incorporated in Colorado on April 23, 1996. On December 31, 2019, the firm was sold and subsequently changed its name to DMK Advisor Group, Inc. The Company operates as a securities broker-dealer dealing mainly in mutual funds, advisory fees, and insurance related products. In addition, the Company may purchase and sell common stock on behalf of its customers and receives fees for participating in private placements.

<u>*Clearing Agreement*</u>

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

<u>*Revenue Recognition*</u>

Revenue is recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") 2014-09*, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09").* The core principle of ASU 2014-09 is that an entity shall recognize revenue when the transfer of good and services to the customer has been satisfied. To determine this, the following five steps are utilized: (i) identify the contract(s) with the customer; (ii) identify the various performance obligation(s) in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the various performance obligation(s) in the contract and (v) recognize revenue as the performance obligation(s) are satisfied.

The Company believes that its performance obligation is the sale of securities to customers, and as such, this is fulfilled when the trade is executed.

Commission revenue, other revenue, and related expenses have been recognized on the trade date, which is when the customer obtains the benefit of the execution service. Consideration is typically fixed and collected shortly after settlement.

Advisory fees for transaction-based advisory agreements, revenue is recognized at the point in time when a transaction closes, which is when the performance obligation is satisfied. Fixed monthly retainers are recognized ratably over the service period.

The accompanying notes are an integral part of this statement.   **5**

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Basis of presentation. The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

The guidance under ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"), impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of the financial instruments carried at amortized costs, including due from clearing, and commission receivable non broker utilizing the CECL framework. The Company's expectation is that the credit risk associated with receivables is that the client with which it conducts business with is unable to fulfill its contractual obligation. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the due from clearing and commission receivable non broker being unpaid based on the individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The company has no allowance for credit losses as of the year ended March 31, 2026.

The company considers due from clearing and commission receivable non broker to be impacted by this guidance.

As of March 31, 2026, the Company has approximately $141,000 in due from clearing and commissions receivable non broker. The Company carries due from clearing and commission receivable non broker at cost less an allowance for credit losses to present the net amount expected to be collected as of the date of the statement of financial condition. The company does not require collateral. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

There were no changes in the Company's estimate of expected credit losses during the year ended March 31, 2026, and collections of receivables subsequent to the date of the statement of financial condition support the Company's determination that no allowance for expected credit losses was required at March 31, 2026.

Fixed Assets

The Company provides for depreciation of all fixed assets using the straight-line method based on the following estimated lives: Equipment (3 to 5 years).

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

Deferred Revenue

Advisory fees are calculated based on the value of the assets included in the account at the time of billing. The value of the assets is multiplied by the management fee % included in the advisory agreement and are prorated for the number of days in the quarter. Advisory fees are billed quarterly in advance and are recorded initially as deferred revenue. The advisory fees are earned on a daily basis for each day the assets are invested during the quarter. The company records advisory fee revenue monthly as they are earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Classification Topic 740-10, *Accounting for Income Taxes*. Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company evaluates its receivables for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. The Company considers the financial condition of counterparties, historical collection experience, and current and reasonable supportable forecasts in assessing collectability. Based on this evaluation, management determined that an allowance for expected credit losses was not required as of March 31, 2026.

The Company adopted Financial Accounting Standards Board Accounting Standards Codification Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal

The accompanying notes are an integral part of this statement.

___

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    (continued)

jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2022. The tax benefit recognized is

measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended March 31, 2026.

Valuation of Securities

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

    Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

    Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

    Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The accompanying notes are an integral part of this statement.   **8**

NOTE 1 - *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*
(concluded)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company did not hold any securities as of March 31, 2026, except for those held in the firm's private investment account. The Company held $49,262 in cash and a Municipal Bond ETF, a level 1 security, with an estimated market value of $16,270.

NOTE 2 - *INCOME TAXES*

The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Accordingly, the Company generally is not subject to federal income taxes at the entity level; instead, the stockholders are responsible for federal income taxes on their proportionate shares of the Company's taxable income. Therefore, no provision or benefit for federal income taxes has been recorded in these financial statements.

The Company applies the provisions of FASB ASC 740 related to uncertain tax positions. Tax positions are recognized only when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the applicable taxing authority. Tax positions that do not meet the more-likely-than-not recognition threshold are recorded as a tax benefit or expense in the period in which the assessment changes, along with a corresponding liability, if applicable. Management has evaluated the Company's tax positions as of and for the year ended March 31, 2026, and determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

The accompanying notes are an integral part of this statement.   **9**

NOTE 3 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2026, the Company had net capital and net capital requirements of $253,307 and $20,588 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.22 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. The company has been in compliance with Rule 15c3-1 at all times during the year.

NOTE 4 -   COMMITMENTS

The Company adopted the new guidance for leases under FASB Accounting Standards Update 2016-02, Leases (Topic 842) prospectively effective April 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liability is shown as finance lease payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

There are several elections the Company may choose to utilize, simplifying the adoption process. They are the practical expedients, the hindsight expedient, combining lease and non-lease components and utilizing the short-term lease option.

The package of practical expedient has three components. The Company has specific elections it may utilize; (i) not to reassess historical lease classification, (ii) not to recognize short-term leases on the statement of financial position and (iii) not to separate lease and non-lease components. The practical expedient is an all or nothing election; the Company elected to use the package of practical expedients.

The Company may elect to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment. This election relieves the Company from the obligation to perform a pricing allocation. The Company elected to include both the lease and non-lease components as a single component.

The accompanying notes are an integral part of this statement.   **10**

NOTE 4 -   COMMITMENTS *(concluded)*

For short-term leases, defined as a lease term of twelve months or less, the Company can elect not to apply the recognition requirements and recognize lease payments in the statement of operations on a straight-line basis and recognize variable lease payments, if any, as they are incurred. The Company elected not to apply the recognition requirements to leases classified as short term.

The Company has an operating lease for office space.

The components of lease expense for the year ended March 31, 2026 were as follows:

Operating lease costs:		
Amortization of right-of-use assets	$	35,900
Interest on operating lease liabilities		2,222
Total operating lease costs	$	38,122

Supplemental Statement of Financial Condition at March 31, 2026, relating to leases was as follows:

Operating Leases:		
Right of use assets	$	111,031
Accumulated amortization		23,921
Right of use assets, net	$	87,110
Operating lease liabilities	$	87,883

Weighted Average Remaining Lease Term	
Operating leases	2.33 Years

Weighted Average Discount	
Operating leases	3.60%

Maturity of lease liability at March 31, 2026, was as follows:

Year	Operating Leases
2026	38,625
2027	39,784
2028	13,390
	91,799

Total lease payments	91,799
Less amount representing interest	(3,916)
	$ 87,883

The accompanying notes are an integral part of this statement.

*NOTE 5 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND
              CONTINGENCIES*

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a broker and deals primarily in stocks, bonds and mutual funds, which it buys and sells on behalf of its customers on a fully disclosed basis.

In the normal course of business, the Company's client activities ("Clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, due from clearing broker, deposit with clearing broker, commission receivable non broker, prepaid expenses, commissions payable, deferred revenue, accounts payable, and accrued expenses are carried at amounts which approximate fair value due to their short maturities.

The Company has been named as a defendant in a class action lawsuit along with numerous other defendants. The defendants have only engaged in discovery related to class action issues. Management of the Company, after consultation with legal counsel, believes that the resolution of this matter will not have a material adverse effect on the financial condition and results of operations or cash flows of the Company.

In the normal course of business, we have been and will likely continue to be subject to other litigation or administrative proceedings incidental to our business, such as claims related to compliance with regulatory standards. customer disputes, employment practices, wage and hour disputes, product liability, professional liability, malpractice liability, commercial disputes, licensure restrictions or denials, and warranty or patent infringement. Responding to litigation or administrative proceedings, regardless of whether they have merit, can be expensive and disruptive to normal business operations. We are not able to predict the timing or outcome of these matters and currently do not expect that the resolution of these matters will have a material adverse effect on our financial position or results of operations.

The outcome of litigation and the amount or range of potential loss at particular points in time may be difficult to ascertain. Among other things, uncertainties can include how trial and appellate courts will apply the law and interpret facts, as well as the contractual and statutory obligations of other indemnifying and insuring parties. The estimated range of reasonably possible losses, and their effect on our financial position is based upon currently available information and is subject to significant judgment and a variety of assumptions, as well as known and unknown uncertainties.

The accompanying notes are an integral part of this statement.

NOTE 6 - **Subsequent Events**

The Company has performed an evaluation of subsequent events through June 29, 2026, the date the financial statements were issued. The evaluation did not result in any other subsequent events that required disclosures and/or adjustment.

NOTE 7 - **Segment Reporting**

The Company is engaged as a securities broker-dealer dealing mainly in mutual funds, advisory fees, and insurance related products. In addition, the Company may purchase and sell common stock on behalf of its customers and receive fees for participating in private placements.

The Company operates as a single reportable segment, as defined by ASC 280, Segment Reporting. The Company has identified its Chief Executive Officer as the chief operating decision maker("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information for the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company does not have any revenue or material assets outside of the United States, or it's territories. There is no single customer that represents 10% or more of the Companies consolidated revenues for the period ended March 31, 2026

The accompanying notes are an integral part of this statement.

13